Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated May 4, 2012, with respect to the i) combined financial statements of Maxum Energy Logistics Partners, LP Predecessor as of June 30, 2011 and 2010 and for each of the three years in the period ended June 30, 2011 and ii) the balance sheet of Maxum Energy Logistics Partners, LP as of March 31, 2012, contained in the Registration Statement and Prospectus of Maxum Energy Logistics Partners, LP. We consent to the use of the aforementioned reports in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Oklahoma City, OK

May 4, 2012